Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

 Commission File No.: 001-34061

Partner Letter:

I wanted to share important news about the new organizational structure for the combined QVC Group as the integration moves forward.

Today, Mike George announced plans for a new senior executive team, which will be effective once the merger is complete. This structure has been developed over the past several months by cross-functional teams from HSNi, QVC and zulily.  The goal is to form one of the premier global retail companies, preserving the uniqueness of our brands and creating a platform for long-term growth.

Of course, along with this integration will come change. As you will see from the press release below, this includes a variety of changes across the HSN team, including my role and the roles of other leaders within HSNi.

I plan to leave the company shortly after the acquisition closes. Between now and then, I look forward to introducing you to Mike Fitzharris, who will become President of HSN. He currently runs QVC Japan. His team here will include Carmen Bauza, Chief Merchant and Jill Kermes, Head of Communications, who have been integral part of our partner relations efforts since they started last year.

Additionally, Jen Cotter, who leads TV, Content and Programming, will join several other leaders in a transitional role, helping through the integration process over the next few months. I appreciate her leadership over the years, and it’s reflected in her desire to ensure a seamless experience for our guests, hosts and most importantly, our customers.

I understand that you will likely have many questions about these changes. Please note that nothing changes in the short term. The deal is on track to close as planned by the end of the year, and the entire HSN team is focused on working with you to deliver an incredible holiday season.

We will keep you informed of any other changes that are announced in the weeks ahead. Our integration teams will continue defining our new structure and we expect that we will continue to announce next level leadership decisions in the coming weeks.

On a personal note, I do want to say a sincere thank you to all of you for your partnership over the years. It’s been an honor to be with you on this journey, and I am looking forward to having our absolute best holiday season ever.

Bill

QVC Group Announces Plans for New Leadership Team and Structure to

Drive Global Growth for the Next Generation of Shopping

Combined Global Group to Be No. 3 Multi-Category eCommerce Retailer and Mobile Retailer

WEST CHESTER, Pa (October 12, 2017) – Today, QVC, Inc. President and CEO Mike George announced plans for a new organizational structure and senior executive team for the QVC Group, to be effective once Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) completes its previously announced acquisition of HSN, Inc. (HSNi) (Nasdaq: HSNi), which is expected later this year.

“Our new group will bring together QVC, HSN, zulily and the Cornerstone brands to create a premier global retailer with extraordinary reach and unlimited potential,” George said. “Together, we will define a new generation of shopping that combines commerce, content, and multi-platform engagement to change the way She shops – all the while retaining the uniqueness of our well-known brands and continuing to build on our distinctive legacies.”

“The new QVC Group will generate $14 billion in annual revenue(1) and will serve 23 million customers(2) worldwide. And while we can’t be defined by a single platform, we are notably the #3 multi-category e-commerce retailer in North America and the #3 multi-category mobile retailer in the US.”

The combined group will broadcast 17 networks into more than 360 million homes in nine countries, attract 2 billion annual visits to our global websites, handle over 180 million customer contacts annually, and ship over 320 million packages annually.

To deliver value to its team members, customers, communities, vendor partners and shareholders, the new structure and leadership team will enable the QVC Group to develop highly engaging, curated, and discovery-based shopping experiences and extend those experiences across all the digital and media platforms relevant to today’s and tomorrow’s consumer. Additionally, we will launch a New Ventures division, which will be led by zulily cofounder and CEO Darrell Cavens, to imagine and develop new forms of discovery-based shopping.

The combined group will consist of five business units and eight global functions:

Business Units

•	QVC US -- Steve Hofmann will be President, QVC US. Hofmann is currently President, QVC International. QVC US brings the QVC shopping experience—combining the best of retail, media and social—to customers in the US. It is our largest business unit with over $6B in revenue in 2016.

•	QVC International -- We will announce a new leader for QVC International in the coming months. QVC International brings the QVC shopping experience to customers in Japan, UK & Ireland, Germany & Austria, Italy, France, and our joint venture in China(3). In 2016, the unit had $2.6B in revenue.

•	HSN -- Mike Fitzharris will be President, HSN. Fitzharris is currently CEO, Representative Director and Chairman, QVC Japan. HSN, the founder of the TV shopping industry, achieved $2.5B in net sales in 2016. Gregg Bertoni, currently Senior Vice President, CNR Mall, will replace Mike as CEO of QVC Japan.

•	zulily -- Lori Twomey will be interim President, zulily, until a permanent leader is identified in the coming months. Twomey is Chief Merchant, zulily. zulily is our online retailer obsessed with bringing special finds every day to its customers. In 2016, the team delivered $1.5B in revenue.

•	Cornerstone -- Claire Spofford will be President, Cornerstone. Spofford is currently President, Garnet Hill and will continue to lead that business while taking on this new leadership role. Cornerstone is an interactive and catalog business of leading aspirational lifestyle brands: Ballard Designs, Frontgate, Garnet Hill, Grandin Road, and Improvements. In 2016, Cornerstone delivered $1.1B in net sales, with 71% digital sales penetration.

Global Functions

•	Global Merchandising -- Doug Howe will be Chief Merchandising Officer. Howe is currently Executive Vice President of Merchandising, QVC. This team will accelerate our product leadership agenda by identifying emerging trends and white spaces for growth, developing compelling category strategies, attracting the best vendors to our worldwide platforms, and providing product services to the businesses, all to further the company’s goal of creating highly curated and exclusive assortments that bring our customers the joy of discovering the new and unexpected.

•	Interactive Content Experiences -- Mary Campbell will be Chief Interactive Experience Officer. Campbell is currently Executive Vice President of Commerce Platforms, QVC. This team will drive QVC Group’s ongoing transformation as one of the world’s largest multiplatform retailers -- expanding marketing programs to reach new segments of consumers, creating new forms of ‘live’ and dynamic content, and developing next generation digital and interactive platforms. Todd Sprinkle will be Chief Digital Officer, reporting to Campbell and driving platform innovation as the company extends its global leadership in live and interactive shoppable content. Sprinkle is currently Chief Information Officer, QVC.

•	New Ventures -- Darrell Cavens will be President, New Ventures. Cavens is currently President and CEO, zulily. New Ventures will be responsible for driving innovative retail concepts and looking beyond our current business for additional growth opportunities, through internal innovation, strategic partnerships, joint ventures and acquisitions.

•	Operations -- Bob Spieth will be Chief Operations Officer. Speith is currently Executive Vice President of Customer & Business Services, QVC and zulily. Speith will manage global Customer Service, Quality, Supply Chain, and Workplace Services across all business units, leading one of the world’s largest direct-to-consumer networks to the high levels of service and product quality that differentiate our brands in the marketplace and earn strong customer loyalty.

•	People, Communications & Community -- Beth Rubino will be Chief People Officer. Rubino is currently Executive Vice President of Human Resources, QVC. This team will fuel business growth, further enhance our corporate reputation, and inspire operational excellence by ensuring we attract, develop, and retain the best and most diverse talent in the industry, communicate with integrity to all stakeholders, and give back to our communities around the world.

•	Technology -- Karen Etzkorn will be Chief Information Officer. Etzkorn is currently Chief Information Officer, HSNi. This team will play a pivotal role in driving long term growth, innovation, and productivity by bringing best-in-class technology solutions that leverage the combined resources and talents of our worldwide technology teams.

•	Finance -- Ted Jastrzebski will be Chief Financial Officer. Jastrzebski is currently Executive Vice President and Chief Financial Officer, QVC. This team will provide strategic, analytic, and finance support to the businesses, ensuring we sustain our track record of delivering strong results.

•	Legal & Compliance -- Larry Hayes will be General Counsel. Hayes is currently Senior Vice President and General Counsel, QVC. This team will provide leadership as the combined group continues its efforts to meet the highest ethical and legal standards across all businesses and geographies.

“These are strong, seasoned executives, drawn from across our businesses, with deep expertise in their respective disciplines and in retail,” George said.

"I’d like to acknowledge and thank Bill Brand, Rod Little, and Judy Schmeling, who comprise the Office of the Chief Executive at HSNi, who will be stepping down post the transaction closing. They have steered the company well through the changes of the last several months and have been a trusted sounding board to me and our other leaders as we plan for the future. Each has made extraordinary contributions to HSNi, building the company into one of the premier lifestyle retailers. I’m grateful for all their support and look forward to working with them in the coming months to ensure a smooth transition.”

Until the transaction closes, all leaders at HSNi, QVC, and zulily will continue in their current roles, and QVC and HSNi will continue to operate as separate companies.

(1)	LTM as of Q1-17

(2)	Represents total customers across consolidated QVC, zulily, HSNi. Includes some amount of QVC US and HSN customer overlap

(3)	QVC’s joint venture in China is not included in QVC consolidated or QVC International results

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition (the “HSNi acquisition”) of HSNi by Liberty Interactive, including those about timing and expected benefits of the HSNi acquisition and organizational structure and senior executive team changes, and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the HSNi acquisition.  These forward-looking statements speak only as of the date of this communication, and QVC and Liberty Interactive each expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s or Liberty Interactive's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of QVC and Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about QVC and Liberty Interactive and about the risks and uncertainties related to QVC’s and Liberty Interactive's businesses which may affect the statements made in this communication.

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSNi by Liberty Interactive, the timing of the proposed acquisition, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors.  These forward-looking statements speak only as of the date of this communication, and Liberty Interactive and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Interactive and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive and HSNi which may affect the statements made in this communication.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive.  This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.  Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420.  Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition.  Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.